Mail Stop 6010





       August 26, 2005



Mr. Pierre Plamondon, CA
Vice-President Finance and Chief Financial Officer
Exfo Electro-Optical Engineering Inc.
400 Godin Avenue
Vanier, QUEBEC G1M 2K2
Canada


	RE:	Exfo Electro-Optical Engineering Inc.
		Form 20-F for the fiscal year ended August 31, 2004
		Filed January 14, 2005
		File No. 0-30895


Dear Mr. Plamondon:

	We have reviewed your response dated August 12, 2005 and have the following comments. We have limited our review to matters related to the issues raised in our comments and we will make no further review of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the period ending August 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 43

Net Loss and Pro Forma net Loss, page 61
1. Please refer to prior comment 1. We reference the pro forma information presented on page 62. The objective of pro forma financial information is to provide investors with information about the continuing impact of a transaction by showing how a specific transaction (or group of transactions) might have affected your historical financial statements, illustrating the scope of the change in your financial position and results of operations. You have elected to present certain pro forma data within MD&A. This presentation does not comply with the purpose or the rules of Article
11 of Regulation S-X or with FRC 202.02. Specifically, the information reflects a hybrid approach to accounting for your operations that is not in compliance with GAAP. The staff believes that this information will confuse investors.
In addition, it is not an appropriate way to measure your results of operations under generally accepted accounting principles. As previously noted your presentation does not comply with Item 10(e)(ii)(B) of Regulation S-K and Question 8 of the Frequently Asked
Questions Regarding the Use of Non-GAAP Measure. You may not adjust non-GAAP financial measures to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please revise future filings as necessary.

2. In this regard, we note in your response that pro forma net loss and pro forma net loss per share are "the primary financial measures used by y(our) management." Please tell us why the adjustments reflected in your non-GAAP measures are not consistent with the measurement principles you use to assess segment performance pursuant to SFAS 131. We may have further comment after reviewing your response.

3. We also note that you present and discuss adjusted gross margin in your results of operations, a non-GAAP measure, which excludes the impact of excess or obsolete inventories. In future filings, please revise MD&A to disclose and quantify the impact on your US GAAP results. For example, you could indicate that the decrease in gross profit reflected the impact of write-offs and obsolete inventories of
X%.

If you continue to provide these non-GAAP measures, please revise future filings to fully comply with Item 10(e) of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented, an explanation of why you believe the measure provides useful information to investors, and a statement disclosing the additional purposes for the non-GAAP measures.





      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin F. James, Senior Assistant Chief Accountant, at (202) 551-3671.


								Sincerely,



								Angela J. Crane
								Accounting Branch Chief

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Pierre Plamondon, CA
Exfo Electro-Optical Engineering Inc.
August 26, 2005
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